Exhibit 21.1

SUBSIDIARIES OF MEDLEY CAPITAL CORPORATION

Name	Jurisdiction
Medley SBIC LP	Delaware
Medley SBIC GP, LLC	Delaware
MCC Investment Holdings LLC	Delaware
MCC Investment Holdings AAR LLC	Delaware
MCC Investment Holdings AmveStar LLC	Delaware
MCC Investment Holdings Omnivere LLC	Delaware
MCC Investment Holdings RT1 LLC	Delaware
MCC Investment Holdings Sendero LLC	Delaware